SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE TO/A-2
                              FINAL AMENDMENT
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                            SUNBEAM CORPORATION
                         (Name of Subject Company)

                            SUNBEAM CORPORATION
                                  (Issuer)

      ZERO COUPON CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2018
                       (Title of Class of Securities)

                                 867071 AD4
                                 867071 AA0
                                 867071 AB8
                   (CUSIP Numbers of Class of Securities)

                            STEVEN R. ISKO, ESQ.
                            SUNBEAM CORPORATION
                        2381 EXECUTIVE CENTER DRIVE
                         BOCA RATON, FLORIDA 33431
                         TELEPHONE: (561) 912-4100
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:
                          J. GREGORY MILMOE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third-party tender offer subject to Rule 14d-1.
      |X|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: |X|



                                TENDER OFFER

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO dated July 11, 2000, as amended by Amendment No. 1 thereto dated August 8, 2000 (as so amended, the "Statement"), filed by Sunbeam Corporation ("Sunbeam"), a Delaware corporation, pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange up to $2,014 million aggregate principal amount at maturity of Zero Coupon Convertible Senior Subordinated Debentures due 2018 of Sunbeam (the "Zero Coupon Debentures"), or such lesser principal amount as is properly tendered and not withdrawn, for 11% Senior Secured Subordinated Notes due 2011 of Sunbeam and shares of common stock, par value $.01 per share, of Sunbeam upon the terms and subject to the conditions set forth in the Offering Circular, dated July 11, 2000, a copy of which was attached as Exhibit
(a)(1) to the Statement as originally filed, and in the related Letter of Transmittal, a copy of which was attached as Exhibit (a)(2) to the Statement as originally filed (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

      On September 12, 2000, Sunbeam issued a press release announcing that the Offer, which was previously scheduled to expire on such date, has been withdrawn. Sunbeam will not accept and pay for any Zero Coupon Debentures that were properly tendered and not withdrawn prior to the withdrawal of the Offer and all such Zero Coupon Debentures will be returned promptly to the tendering holder.

ITEM 11.    ADDITIONAL INFORMATION.

      Item 11 of the Statement is hereby amended and supplemented as follows:

      On September 12, 2000, Sunbeam issued a press release. A copy of the press release is filed herewith as Exhibit (a)(8) and the information set forth in the press release is incorporated herein by reference.

ITEM 12.    EXHIBITS.

      Item 12 of the Statement is hereby amended and supplemented as follows:

(a)(8)Text of press release issued by Sunbeam on September 12, 2000*

-----------------
*  Filed herewith.




                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SUNBEAM CORPORATION



                                    /s/ Steven R. Isko
                                   --------------------------------------
                                   Steven R. Isko
                                   Senior Vice President and
                                   General Counsel

September 12, 2000